# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carlyle Tactical Private Credit Fund, CIK 0001725472
CUSIP: MULTIPLES
Title of class of securities: See Exhibit 99.1
Address of issuer's principal executive offices: One Vanderbilt Ave, Ste. 3400, New York, New York (NY), 10017
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-22-034441
Filed by CIK 0001449433

## Reporting persons
- Apollo Management Holdings GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (6.8% of the class)
- Athene Annuity and Life Company: type of reporting person: insurance company (IC); citizenship or place of organization: Iowa (IA); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (6.8% of the class)
- Apollo Insurance Solutions Group LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (6.8% of the class)
- AISG GP Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (6.8% of the class)
- Apollo Life Asset L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (6.8% of the class)
- Apollo Life Asset GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (6.8% of the class)
- Apollo Capital Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (6.8% of the class)
- Apollo Capital Management GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (6.8% of the class)
- Apollo Management Holdings, L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,600,000; sole dispositive power 0; shared dispositive power 2,600,000; aggregate amount beneficially owned 2,600,000 (6.8% of the class)

## Item 1. Issuer
Name of issuer: Carlyle Tactical Private Credit Fund
Address of issuer's principal executive offices: One Vanderbilt Ave Ste. 3400 New York, NY, 10017

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Athene Annuity and Life Company ("AAIA"); (ii) Apollo Insurance Solutions Group LP ("AISG"); (iii) AISG GP Ltd. ("AISG GP"); (iv) Apollo Life Asset, L.P. ("Apollo Life"); (v) Apollo Life Asset GP, LLC ("Apollo Life GP"); (vi) Apollo Capital Management, L.P. ("Capital Management"); (vii) Apollo Capital Management GP, LLC ("Capital Management GP"); (viii) Apollo Management Holdings, L.P. ("Management Holdings"); and (ix) Apollo Management Holdings GP, LLC ("Management Holdings GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

AAIA holds Series A Mandatory Redeemable Preferred Shares, Series B Mandatory Redeemable Preferred Shares and Series C Mandatory Redeemable Preferred Shares of the Issuer. AISG is the investment adviser of AAIA. AISG GP is the general partner of AISG. Apollo Life is the general partner of AISG GP, and Apollo Life GP is the general partner of Apollo Life. Capital Management is the sole member of Apollo Life GP. The general partner of Capital Management is Capital Management GP. Management Holdings is the sole member and manager of Capital Management GP, and Management Holdings GP is the general partner of Management Holdings.
Address of principal business office or, if none, residence: The address of the principal office of AAIA is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266. The address of the principal office of AISG is 2121 Rosecrans Ave. Ste 5300, El Segundo, California 90245. The address of the principal office of each of AISG GP and Apollo Life GP, is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, KY1-9008 Grand Cayman, Cayman Islands. The address of the principal office of each of Apollo Life, Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP is 9 West 57th Street, 41st Floor, New York, NY 10019.
Citizenship:
AAIA - Iowa
AISG - Delaware
AISG GP - Cayman Islands
Apollo Life - Delaware
Apollo Life GP - Cayman Islands
Capital Management - Delaware
Capital Management GP - Delaware
Management Holdings - Delaware
Management Holdings GP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Information in Rows 5 to 11 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 4 by reference.

AISG, AISG GP, Apollo Life, Apollo Life GP, Capital Management, Capital Management GP, Management Holdings, Management Holdings GP, each disclaim beneficial ownership of all MRPS included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Information in Rows 5 to 11 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 4 by reference.

The Reporting Persons' aggregate percentage of beneficial ownership of the total amount of Mandatory Redeemable Preferred Shares (the "MRPS") outstanding is based on 38,000,000 shares of MRPS outstanding as of September 8, 2025, as reported in the Issuer's prospectus supplement filed on September 8, 2025.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
AAIA - 2,600,000
AISG - 2,600,000
AISG GP - 2,600,000
Apollo Life - 2,600,000
Apollo Life GP - 2,600,000
Capital Management - 2,600,000
Capital Management GP - 2,600,000
Management Holdings - 2,600,000
Management Holdings GP - 2,600,000
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
AAIA - 2,600,000
AISG - 2,600,000
AISG GP - 2,600,000
Apollo Life - 2,600,000
Apollo Life GP - 2,600,000
Capital Management - 2,600,000
Capital Management GP - 2,600,000
Management Holdings - 2,600,000
Management Holdings GP - 2,600,000

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See response to Item 2(a), which is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1
Title of Class of Securities CUSIP
Series A Mandatory Redeemable Preferred Shares 143106 2*2
Series B Mandatory Redeemable Preferred Shares 143106 3*1
Series C Mandatory Redeemable Preferred Shares 143106 A*3

## Signatures
- Apollo Management Holdings GP, LLC: /s/ William Kuesel, William Kuesel/Vice President (11/14/2025)
- Athene Annuity and Life Company: /s/ Apollo Insurance Solutions Group LP, Investment Adviser (11/14/2025)
- Athene Annuity and Life Company: /s/ AISG GP Ltd., General Partner (11/14/2025)
- Athene Annuity and Life Company: /s/ Angelo Lombardo, Angelo Lombardo/Authorized Signatory (11/14/2025)
- Apollo Insurance Solutions Group LP: /s/ AISG GP Ltd., General Partner (11/14/2025)
- Apollo Insurance Solutions Group LP: /s/ Angelo Lombardo, Angelo Lombardo/Authorized Signatory (11/14/2025)
- AISG GP Ltd.: /s/ Angelo Lombardo, Angelo Lombardo/Authorized Signatory (11/14/2025)
- Apollo Life Asset L.P.: /s/ Apollo Life Asset GP, LLC, General Partner (11/14/2025)
- Apollo Life Asset L.P.: /s/ Apollo Capital Management, L.P., Managing Member (11/14/2025)
- Apollo Life Asset L.P.: /s/ Apollo Capital Management GP, LLC, General Partner (11/14/2025)
- Apollo Life Asset L.P.: /s/ William Kuesel, William Kuesel / Vice President (11/14/2025)
- Apollo Life Asset GP, LLC: /s/ Apollo Capital Management, L.P., Managing Member (11/14/2025)
- Apollo Life Asset GP, LLC: /s/ Apollo Capital Management GP, LLC, General Partner (11/14/2025)
- Apollo Life Asset GP, LLC: /s/ William Kuesel, William Kuesel / Vice President (11/14/2025)
- Apollo Capital Management, L.P.: /s/ Apollo Capital Management GP, LLC, General Partner (11/14/2025)
- Apollo Capital Management, L.P.: /s/ William Kuesel, William Kuesel / Vice President (11/14/2025)
- Apollo Capital Management GP, LLC: /s/ William Kuesel, William Kuesel/Vice President (11/14/2025)
- Apollo Management Holdings, L.P.: /s/ Apollo Management Holdings GP, LLC, General Partner (11/14/2025)
- Apollo Management Holdings, L.P.: /s/ William Kuesel, William Kuesel/Vice President (11/14/2025)